 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated March 22, 2024, announcing that the Company has purchased 4,719,534 of its own shares on the New York Stock Exchange and Euronext Brussels.

The information contained in Exhibit 99.1 of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 22, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Friday 22 March 2024 – 21:15 CET _______________________________________
SHARE BUYBACK

ANTWERP, Belgium, 22 March 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that the Company has purchased on the NYSE and on Euronext Brussels a total of 4.719.534 of its own shares.

Following these transactions, the Company now owns 22.510.249 shares (10.23% of the total outstanding share count).

Further details on these transactions are as follows:

Shares repurchased on Euronext Brussels

Transaction date	Quantity	Average Price	Total price
21 March 2024	3,015,000	EUR 13.9995	EUR 42,208,492.50
22 March 2024	328,781	EUR 15,0095	EUR 4,934,838
Total	3,343,781	EUR 14,0627	EUR 47,022,731

Shares repurchased on the NYSE

Transaction date	Quantity	Average Price	Total price
21 March 2024	1,295,753	USD 15.846	USD 20,532,502.04
22 March 2024	80,000	USD 16.1926	USD 1,295,408
Total	1,375,753	USD 15.866	USD 21,827,910

The Supervisory Board has authorised the Management Board to repurchase up to 10 million shares at a maximum purchase price per share of 17.86* with a term from 21 March 2024 to 28 June 2024. The company will therefore retain the option to repurchase shares going forward and will monitor market conditions before deciding whether to proceed with share repurchases, taking into account various factors, including regulatory or legal requirements and other corporate considerations.

The Supervisory Board and Management Board believe that this affirmative action creates long-term value for all stakeholders given the significant disconnect between equity value and net asset value at present and reflects the strength of Euronav’s balance sheet and the confidence of Supervisory Board and Management Board in the long-term value in the Company’s shares.

*It should be noted that any dividend or other distribution paid should be deducted from this amount as of the ex-dividend date.

PRESS RELEASE Regulated information Friday 22 March 2024 – 21:15 CET _______________________________________

*
*  *

Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: katrien.hennin@cmb.be

Announcement final year results – 4 April 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping company within the group.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.